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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 21)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              The Korea Fund, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    500634100
                                    ---------
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 31st, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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                               (Page 1 of 6 Pages)

===================                                                  ===========
CUSIP NO. 500634100                     13D                          PAGE 2 of 6
===================                                                  ===========
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER
        SHARES                 4,367,034
     BENEFICIALLY       ------ -------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
      REPORTING                0
        PERSON          ------ -------------------------------------------------
         WITH             9    SOLE DISPOSITIVE POWER

                               4,367,034
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,367,034
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.99%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                               (Page 2 of 6 Pages)

===================                                                  ===========
CUSIP NO. 500634100                     13D                          PAGE 3 of 6
===================                                                  ===========
================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER
        SHARES                 4,367,034
     BENEFICIALLY       ------ -------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
      REPORTING                0
        PERSON          ------ -------------------------------------------------
         WITH             9    SOLE DISPOSITIVE POWER

                               4,367,034
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,367,034
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.99%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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                               (Page 3 of 6 Pages)

This Amendment No. 21 to Schedule 13D (this "Amendment No. 21") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 17, 2004 (the "Original Schedule 13D"), with Amendment No. 1 to Schedule 13D filed with the SEC on March 1, 2004 ("Amendment No. 1"), with Amendment No. 2 to Schedule 13D filed with the SEC on May 5, 2004 ("Amendment No. 2"), with Amendment No. 3 to Schedule 13D filed with the SEC on July 8, 2004 ("Amendment No. 3"), with Amendment No. 4 to Schedule 13D filed with the SEC on August 31, 2004 ("Amendment No. 4"), with Amendment No. 5 to
Schedule 13D filed with the SEC on November 15, 2004 ("Amendment No. 5"), with Amendment No. 6 to Schedule 13D filed with the SEC on December 23, 2004 ("Amendment No. 6"), with Amendment No. 7 to Schedule 13D filed with the SEC on May 18, 2005 ("Amendment No. 7"), with Amendment No. 8 to Schedule 13D filed with the SEC on June 10, 2005 ("Amendment No. 8"), with Amendment No. 9 to
Schedule 13D filed with the SEC on July 5, 2005 ("Amendment No. 9"), with Amendment No. 10 to Schedule 13D filed with the SEC on August 5, 2005 ("Amendment No. 10"), with Amendment No. 11 to Schedule 13D filed with the SEC on August 12, 2005 ("Amendment No. 11"), with Amendment No. 12 to Schedule 13D filed with the SEC on September 14, 2005 ("Amendment No. 12"), with Amendment No. 13 to Schedule 13D filed with the SEC on October 7, 2005 ("Amendment No. 13"), with Amendment No. 14 to Schedule 13D filed with the SEC on October 21, 2005 ("Amendment No. 14"), and with Amendment No. 15 to Schedule 13D filed with the SEC on April 10, 2006 ("Amendment No. 15"), and with Amendment No. 16 to
Schedule 13D filed with the SEC on June 9, 2006 ("Amendment No. 16"), and with Amendment No. 17 to Schedule 13D filed with the SEC on October 18, 2006 ("Amendment No. 17"), and with Amendment No. 18 to Schedule 13D filed with the SEC on November 8,2006 ("Amendment No. 18"), and with Amendment No. 19 to
Schedule 13D filed with the SEC on December 1 , 2006("Amendment No. 19"), and with Amendment No. 20 to Schedule 13D filed with the SEC on July 9, 2007 ("Amendment No. 20"), and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9. Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment 18 Amendment No. 19 and, Amendment No. 20 ( the "Amendments"), by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of The Korea Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 21 amends Item 5 of the Original Schedule 13D as amended by the Amendments. All other information in the Original Schedule 13D and the Amendments remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D as amended by the Amendments.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
        -------------------------------------

        Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

                               (Page 4 of 6 Pages)

        (a) and (b). As of the date hereof, GEM, IEM, EWF, GFM, FREE, CEM and Accounts owned directly 659,207, 728,117, 402,591, 66,911, 717387,
        1,020, and 1,791,081 Shares, respectively, representing approximately 2.72%, 3.00%, 1.66%, 0.28%, 2.96%, 0.004% and 7.38%, respectively, of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

        As of the date hereof, CLIG, through its control of CLIM, is the beneficial owner of 4,367,034 Shares, representing approximately 17.99% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

        As of the date hereof, CLIM, through GEM, IEM, EWF, GFM, FREE, CEM and Accounts, is the beneficial owner 4,367,034 Shares, representing approximately 17.99% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

        (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, in the last 60 days.

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PORTFOLIO         TRADE DATE     TRAN TYPE     PAR VALUE/SHARES     TRADE PRICE
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ACCOUNT            6/4/2007        SELL              52,010           $40.1612
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GFM                6/4/2007        SELL               4,090           $40.1612
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ACCOUNT            6/5/2007        SELL               9,100           $39.9018
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ACCOUNT            6/6/2007        SELL              48,800           $39.4159
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GFM                6/6/2007        SELL              11,000           $39.4159
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ACCOUNT            6/7/2007        SELL              12,500           $39.7035
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GFM                6/7/2007        SELL               5,900           $39.7035
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ACCOUNT            6/8/2007        SELL             113,159           $39.1425
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GFM                6/8/2007        SELL               3,741           $39.1425
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ACCOUNT           6/13/2007        SELL              27,627           $39.2316
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GFM               6/13/2007        SELL               3,100           $39.2316
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ACCOUNT           6/15/2007        SELL               6,100           $40.7066
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GFM               6/15/2007        SELL               2,900           $40.7066
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ACCOUNT            7/9/2007        SELL              11,297           $43.3001
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ACCOUNT           7/10/2007        SELL              70,000           $42.7154
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ACCOUNT           7/11/2007        SELL              20,000           $42.7021
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FREE              7/11/2007        SELL              30,000           $42.7021
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ACCOUNT           7/12/2007        SELL              48,766           $43.1703
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FREE              7/12/2007        SELL              42,040           $43.1703
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GFM               7/12/2007        SELL              14,294           $43.1703
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                               (Page 5 of 6 Pages)

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ACCOUNT           7/13/2007        SELL              62,500           $44.6057
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FREE              7/13/2007        SELL              10,400           $44.6057
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GFM               7/13/2007        SELL              13,900           $44.6057
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ACCOUNT           7/16/2007        SELL              58,543           $44.0609
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FREE              7/16/2007        SELL               9,007           $44.0609
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ACCOUNT           7/18/2007        SELL              40,000           $43.2493
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GFM               7/18/2007        SELL              10,000           $43.2493
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ACCOUNT           7/19/2007        SELL              16,800           $43.6570
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ACCOUNT           7/20/2007        SELL              11,900           $44.3492
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ACCOUNT           7/23/2007        SELL              83,100           $44.8509
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GFM               7/23/2007        SELL              17,000           $44.8509
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ACCOUNT           7/24/2007        SELL              46,000           $44.5174
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ACCOUNT           7/25/2007        SELL             102,500           $44.6098
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ACCOUNT           7/26/2007        SELL              30,400           $43.1619
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ACCOUNT           7/30/2007        SELL              90,600           $41.9979
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GEM               7/30/2007        SELL              36,200           $41.9979
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ACCOUNT           7/31/2007        SELL              39,030           $42.4784
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GEM               7/31/2007        SELL              15,400           $42.4784
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2007

                                         CITY OF LONDON INVESTMENT GROUP PLC


                                         /s/ Barry M. Olliff
                                         --------------------------
                                         Name: Barry M. Olliff
                                         Title: Director


                                         CITY OF LONDON INVESTMENT MANAGEMENT
                                         COMPANY LIMITED


                                         /s/ Barry M. Olliff
                                         --------------------------
                                         Name: Barry M. Olliff
                                         Title: Director


                               (Page 6 of 6 Pages)